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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2001

                                A.C.L.N. LIMITED
                 (Translation of registrant's name into English)

                              MECHELSE STEENWEG 166
                             B-2018 ANTWERP, BELGIUM
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           FORM 20-F [X] FORM 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): Not Applicable

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         Annexed hereto as Exhibit 99.1 is a copy of the registrant's press release dated August 8, 2001.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             A.C.L.N. LIMITED


Date: September 20, 2001                     By: /s/ Christian Payne
                                                 --------------------------
                                                 Name: Christian Payne
                                                 Title: Chief Financial Officer

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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION OF EXHIBIT
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99.1              Press Release dated August 8, 2001